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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Trans World Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

893375105

(CUSIP Number)

June 26, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893375105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ravich Revocable Trust of 1989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California Revocable Trust

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 84,387,942

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 84,387,942

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,387,942

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 84,387,942

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 84,387,942

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,387,942

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Trans World Corporation (“Trans World”)
(b)	Address of Issuer's Principal Executive Offices 545 Fifth Avenue, Suite 940 New York, New York 10017
Item 2.
(a)	Name of Person Filing

This Amendment to Schedule 13G is being filed on behalf of the Ravich Revocable Trust of 1989 (the “Ravich Revocable Trust”), of which Jess M. Ravich serves as trustee, and Jess M. Ravich  (“Ravich”, and together with the Ravich Revocable Trust, the “Reporting Persons”).  Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons that this Amendment to Schedule 13G is being filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence
The principal business office of the Reporting Persons is located at 11766 Wilshire Boulevard, Suite 850, Los Angeles, California 90025.
(c)	Citizenship
The Ravich Revocable Trust is a California revocable trust. Ravich is a citizen of the United States.
(d)	Title of Class of Securities

This Schedule 13G is being filed with respect to the common stock, par value $0.001 per share of Trans World (the “Common Stock”).  The Reporting Persons’ percentage ownership of Common Stock is based on total outstanding shares of Common Stock of 503,125,175, which number consists of (a) 50,328,175 shares of Common Stock reported outstanding as of May 7, 2003 in Trans World’s most recent quarterly report on Form 10-QSB, and (b) 452,797,000 shares of Common Stock issued by Trans World in exchange for debt of Trans World.

(e)	CUSIP Number
893375105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 3) on this Schedule 13G is hereby incorporated by reference.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of each such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2003

RAVICH REVOCABLE TRUST OF 1989

/S/ JESS M. RAVICH
By: Jess M. Ravich, Trustee

/S/ JESS M. RAVICH
Jess M. Ravich